SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

Release 7 July 2008, Lisbon

Notification about mobile termination tariffs

Portugal Telecom (“PT”) announces that its subsidiary TMN was notified by ICP-ANACOM, the Portuguese telecoms regulator, of the decision related with the specification of the obligation of price control concerning the wholesale markets of voice call termination in individual mobile networks (market 16).

This decision establishes a meaningful reduction of the maximum prices to be applied by the mobile operators with significant market power in the termination of voice calls, as follows:

Euro	TMN / Vodafone	Optimus
15 July 2008	0.080	0.096
1 October 2008	0.075	0.090
1 January 2009	0.070	0.084
1 April 2009	0.065	0.078
1 July 2009	0.065	0.072
1 October 2009	0.065	0.065

PT believes that the terms of this deliberation are illegal and disproportionate. The current decision of a steep reduction in the values of termination not only ignores the associated revenue loss related with the international traffic, but also jeopardises the meaningful investments that have been made by the mobile sector in the last decade, damaging, as a consequence, the balance of payments, the competitiveness and the future innovation in Portugal, with a clear damage for the consumers.

In what concerns the asymmetry in favor of the operator Optimus, PT believes that the legal requirements are not met. As such, it translates into another positive discrimination of that operator, which adds to the circa Euro 125 million “savings” that Optimus has been benefiting since 1998, when compared with the costs of spectrum registered by TMN.

Taking into consideration the illegalities evidenced that wound the current decision of the regulator, PT will recourse to the legal means at its disposal to contest its legality and effectiveness.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital _ Euro 28,277,855.31	on the Euronext and New	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	York Stock Exchange.	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	Information may be	Tel.: +351 21 500 1701
www.telecom.pt	and Corporation no. _ 503 215 058	accessed on the Reuters	Fax: +351 21 500 0800
		under the symbols	http://ir.telecom.pt
PTC.LS and PT and on
Bloomberg under the
symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.